Exhibit 12

The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

202-239-3300  |  Fax: 202-239-3333

February [●], 2026

North Star Micro Cap Fund

Northern Lights Fund Trust II

4221 North 203rd Street, Suite 100

Elkhorn, Nebraska 68022

Perritt MicroCap Opportunities Fund

Perritt Funds, Inc.

300 South Wacker Drive, Suite 600

Chicago, Illinois 60606

Re:	Perritt MicroCap Opportunities Fund Reorganization

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated [●], 2025, by Northern Lights Fund Trust II, a Delaware statutory trust (“NLFT II” or the “Trust”), on behalf of its series, North Star Micro Cap Fund (the “Acquiring Fund”) and Perritt Funds, Inc., a Maryland corporation (“Perritt Funds”), on behalf of its series, Perritt MicroCap Opportunities Fund (the “Target Fund”). The Agreement describes a proposed transaction (the “Reorganization”), to occur on or about February 20, 2026 (the “Closing Date”), that will consist of the transfer of all of the Target Fund’s assets to the Acquiring Fund in exchange solely for shares of beneficial interest (“shares”) of Class I shares of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all of the Target Fund’s liabilities, and the distribution of the Acquiring Fund Shares pro rata to the Target Fund’s shareholders (“Target Fund Shareholders”) in exchange for their shares of the Target Fund (“Target Fund Shares”) and in complete liquidation of the Target Fund, all on the terms and conditions set forth in the Agreement (“Reorganization”), all upon the terms and conditions hereinafter set forth in the Agreement. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Alston & Bird LLP	www.alston.com

One Atlantic Center, 1201 West Peachtree Street  |  Atlanta, GA 30309-3424  |  404-881-7000  |  Fax: 404-881-7777

Rue Guimard 9  |  B-1040 Brussels, BE  |  +32 2 486 88 20

1900 Avenue of the Stars, Suite 450  |  Los Angeles, CA 90067-1554  |  310-228-3880  |  Fax: 310-228-3870

Vantage South End, 1120 South Tryon Street, Suite 300  |  Charlotte, NC 28203-6818  |  704-444-1000  |  Fax: 704-444-1111

321 N. Clark Street, Suite 2650  |  Chicago, IL 60654-4714  |  312-702-8700

Chase Tower, 2200 Ross Avenue, Suite 2300  |  Dallas, TX 75201  |  214-922-3400  |  Fax: 214-922-3899

LDN:W Sixth Floor, 3 Noble Street  |  London, EC2V 7EE, United Kingdom  |  +44 20 8161 4000

350 South Grand Avenue, 51st Floor  |  Los Angeles, CA 90071  |  213-576-1000  |  Fax: 213-576-1100

90 Park Avenue  |  New York, NY 10016  |  212-210-9400  |  Fax: 212-210-9444

555 Fayetteville St, Suite 600  |  Raleigh, NC 27601  |  919-862-2200  |  Fax: 919-862-2260

55 Second Street, Suite 2100  |  San Francisco, CA 94105  |  415-243-1000  |  Fax: 415-243-1001

755 Page Mill Road, Building C – Suite 200  |  Palo Alto, CA 94304-1005  |  650-838-2000  |  Fax: 650-838-2001

The Atlantic Building, 950 F Street, NW  |  Washington, DC 20004-1404  |  202-239-3300  |  Fax: 202-239-3333

ReLine

February [●], 2026

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Information Statement dated [●], 2025, and such other items as we have deemed necessary to render this opinion. In addition, the Acquiring Fund and the Target Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of the Acquiring Fund and the Target Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The acquisition by the Acquiring Fund of all of the assets of the Target Fund solely in exchange for the Acquiring Fund’s Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution of such Acquiring Fund Shares by the Target Fund to the Target Fund Shareholders in complete liquidation and termination of the Target Fund, all as provided in the Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Target Fund and the Acquiring Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	No gain or loss will be recognized by the Target Fund on the transfer of the assets of the Target Fund in exchange for shares of the Acquiring Fund or the assumption by the Acquiring Fund of the liabilities of the Target Fund, or upon the distribution of the Acquiring Fund Shares to the Target Fund Shareholders in complete liquidation of the Target Fund, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in section 1256(b) of the Code or (2) the transfer of stock in a “passive foreign investment company” as defined in section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of the Target Fund, or (2) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(iii)	The tax basis of the assets of the Target Fund will be the same to the Acquiring Fund as the tax basis of such assets to the Target Fund immediately prior to the Reorganization, and the holding period of each asset in the hands of the Acquiring Fund will include the period during which such asset was held by the Target Fund;

ReLine

February [●], 2026

(iv)	No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund;

(v)	No gain or loss will be recognized by the Target Fund Shareholders upon the receipt of the Acquiring Fund Shares by such Target Fund Shareholders in exchange for their Target Fund Shares;

(vi)	The aggregate tax basis of the Acquiring Fund Shares, including any fractional shares, received by each Target Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund Shares held by such Target Fund Shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares, including fractional shares, received by each Target Fund Shareholder will include the period during which the Target Fund Shares exchanged were held by such Target Fund Shareholder; and

(vii)	The Acquiring Fund will succeed to the tax attributes of the Target Fund that are described in section 381(c) of the Code, subject to the conditions and limitations specified in sections 381 through 384 of the Code and the regulations thereunder.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein but are not binding upon the Service or the courts, and there is no guarantee that the Service will not assert positions contrary to the ones taken in this opinion letter. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinions are provided solely to you as a legal opinion only, and not as a guaranty or warranty, and are limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions. No opinion will be expressed as to (1) the effect of the Reorganization on (A) the Target Fund or the Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting, (B) any Target Fund Shareholder or Acquiring Fund Shareholder that is required to recognize unrealized gains and losses for U.S. federal income tax purposes under a mark-to-market system of accounting, (C) the Target Fund or the Acquiring Fund with respect to any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code, or (D) any limitations on the use or availability of capital losses, net operating losses, unrealized gain or loss or other losses under the Code or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

Our opinions are being rendered to the Acquiring Fund, the Target Fund and their respective Boards of Trustees, and may be relied upon only by the Acquiring Fund, the Target Fund and their respective Boards of Trustees and shareholders, it being understood that we are not thereby establishing any attorney-client relationship with any shareholder of either Fund. The Acquiring Fund, the Target Fund, and the respective shareholders are free to disclose the tax treatment or tax structure of any of the transactions described herein.

Sincerely,

Alston & Bird LLP